UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2004

Western Silver Corporation

1550, 1185 West Georgia Street

Vancouver, BC Canada V6E 4E6

[The registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F     [X]          Form 40-F     [  ]

[The registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes     [  ]           No      [X]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Western Copper Holdings Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 14, 2004

Western Silver Corporation

s/   Robert Gayton

Robert Gayton, Corporate Secretary

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT

NOTE: This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE: If this report is filed on a confidential basis, put at the beginning of the report in block capitals "CONFIDENTIAL - SECTION 85", and file in an envelope marked "Confidential – Attention: Supervisor, Financial Reporting".

Item 1: Reporting Issuer

WESTERN SILVER CORPORATION

1550 – 1185 West Georgia Street

Vancouver BC

V6E 4E6

Item 2: Date of Material Change

The date of the material change is April 13, 2004.

Item 3: Press Release

The date of the press release issued pursuant to section 85(1) of the Act with respect to the material change disclosed in this report is April 13, 2004. The press release was issued in Vancouver, British Columbia through the facilities of CCN Matthews and through Canada Stockwatch.

Item 4: Summary of Material Change

Western Silver completes pre-feasibility study on Chile Colorado zone at Peñasquito.  Deposit mineable at an after tax internal rate of return of 15.3%, payback of initial capital in 4.9 years.

Item 5: Full Description of Material Change

VANCOUVER, B.C. – Western Silver Corporation today announced that an independent pre-feasibility study has concluded that the Chile Colorado zone contained within its wholly-owned Peñasquito silver-gold-zinc-lead property in central Mexico can be mined economically at an after tax internal rate of return (IRR) of 15.3% based on 100% equity. Payback of initial capital investment will be realized in 4.9 years.

The study, undertaken by M3 Engineering & Technology Corporation of Tucson, Arizona (M3), was based on metals prices of US$5.50 per ounce of silver, US$350 per ounce of gold, US$0.30 per pound of lead and US$0.45 per pound of zinc. M3 says that based on a sensitivity analysis, using March 31, 2004 metal prices, “an IRR of 26.4% can be achieved.”

“The development of the Chile Colorado deposit on its own offers significant economic potential,” says M3.

It says there are opportunities to improve the economic potential of Chile Colorado with, for example, used equipment if available, improved precious metals recovery and increased reserves. “The presence of other mineralized zones in close proximity, which are being investigated at the moment, offers even further opportunities.”

Also, says M3, the oxide material has been treated as waste. “This oxide material presents a strong opportunity to improve the economic viability of the project in the form of a heap leach operation as this material is known to be amenable to direct leaching.

“The possibility of this being a flagship property exists,” concludes M3. It recommends that the project be advanced to full feasibility as quickly as possible and that the plan to implement the project should similarly proceed “on a fast-track basis.”

The mine plan proposed by M3, through its sub-consultant Independent Mining Consultants, is based on a resource estimate prepared by SNC-Lavalin Engineers and Constructors Inc. (SNC-Lavalin) in March this year. SNC-Lavalin has estimated an in situ and undiluted measured and indicated sulfide resource at Chile Colorado containing 148.7 million tonnes averaging 34.3 g/tonne silver, 0.34 g/tonne gold, 0.29% lead and 0.84% zinc, using a cut-off grade of US3.75 $/tonne. SNC-Lavalin also identified additional inferred resources of 44.9 million tonnes within and adjacent to Chile Colorado and 71.2 million tonnes in the Azul Breccia/Azul NE area immediately to the north. A table showing SNC-Lavalin’s total resource calculation is included as part of this release.

Proven and probable reserves at Chile Colorado are 98.4 million tonnes above a US$3.75/tonne cut-off, with an average grade of 39.65 g/tonne silver, 0.36 g/tonne gold, 0.34% lead and 0.93% zinc. The proven and probable reserves are contained within an engineered pit design based on a floating cone analysis of the SNC-Lavalin resource block model using the measured and indicated sulfide resources.

Over a projected mine life of 13.5 years, approximately 1.44 million tonnes of zinc concentrate and 509,000 tonnes of lead concentrate will be produced, containing 103 million ounces of silver, 626,000 ounces of gold, 287,000 tonnes of lead and 835,000 tonnes of zinc.

M3 says the initial plan is to develop the property as an open pit mine with an average ore production rate of 20,000 tonnes per day. Total capital investment in the project is estimated to be US$164.4 million with operating costs (mine, mill and general administration) estimated at US$5.63 per tonne. The life-of-mine cash cost per ounce of silver before capital depreciation and after operating costs, royalty, marketing charges, profit sharing, and using other metal credits is US$0.32.

Says Western Silver chairman and CEO, Dale Corman: “We are pleased the M3 study confirms an attractive rate of return and payback period for Chile Colorado. We are also encouraged that M3 recognizes the property’s prospects going forward. Our view remains that Chile Colorado is one of the world’s largest economic, undeveloped, bulk-mineable silver deposits.”

He says the pre-feasibility study was based on conservative estimates, including metals prices, costs and tax rates. This, together with M3’s recommendations for improvements, means there is significant upside potential both for Chile Colorado and the Peñasquito project as a whole. Western Silver intends to proceed to a full feasibility study which will also include, in its mine plan, the recovery of gold and silver from oxides and possibly ore from the property’s Outcrop Breccia zone. This study is to be completed in early 2005.

Mr. Corman says the Company will release a resource estimate on the Outcrop Breccia zone, also known as Peñasco, in the coming months. This year, the company also intends completing delineation drilling at the property’s Azul NE and Luna Azul Zones. Work is proceeding to evaluate the high grade intersection at La Palma in the northeast region of Penasquito. The Company is also evaluating the significance of the property’s El Sotol and El Chamisal discoveries.

Both SNC-Lavalin, a leading engineering and construction company working in over 100 countries worldwide, and M3, a full service engineering and architectural design firm, are recognized for their experience and capabilities in the development and construction of mines.

The executive summaries of both the M3 pre-feasibility study and the SNC-Lavalin mineral resource estimate are posted on Western Silver’s web site at www.westernsilvercorp.com.

Item 6: Reliance on section 85 (2) of the Act

This report is not being filed on a confidential basis in reliance on section 85 (2) of the Act.

Item 7: Omitted Information
No  information has been omitted.

Item 8: Senior Officers

The following senior officer of the Company is knowledgeable about the material change disclosed in this report.

Gerald Prosalendis, Vice-president, Corporate Development, Tel: (604) 684-9497.

Item 9: Statement of Senior Officer

The undersigned, Vice-president, Corporate Development of the Company, hereby certifies that the foregoing accurately discloses the material change referred to herein.

Executed at Vancouver, B.C. as of the 13th day of April, 2004.

“Gerald Prosalendis”